TAX MATTERS AGREEMENT

among

THE DOW CHEMICAL COMPANY,

CORNING INCORPORATED,

HS UPSTATE INC.,

and

DOW CORNING CORPORATION

Dated as of December 10, 2015

TABLE OF CONTENTS

i

ii

TAX MATTERS AGREEMENT, dated as of December 10, 2015, among The Dow Chemical Company, a Delaware corporation (“TDCC”), Corning Incorporated, a New York corporation (“Corning”), HS Upstate Inc., a Delaware Corporation (“Splitco”), and Dow Corning Corporation, a Michigan corporation (the “JV Entity”).

WHEREAS, each of TDCC and Corning owns fifty percent (50%) of the issued and outstanding shares of the JV Entity;

WHEREAS, Splitco is a wholly-owned direct subsidiary of the JV Entity;

WHEREAS, TDCC, Corning, Splitco and the JV Entity entered into the Transaction Agreement, dated as of the date hereof (the “Transaction Agreement”), pursuant to which (A) the JV Entity will effect or cause to be effected the Exhibit A Steps, (B) the JV Entity will incur the JV Entity Borrowing and effect the Contribution, and (C) Corning and the JV Entity will effect the Exchange, whereupon the JV Entity will be a wholly-owned subsidiary of TDCC and Splitco will be a wholly-owned subsidiary of Corning;

WHEREAS, on the date hereof, the JV Entity has received the Commitment Letter (as defined herein) and the JV Entity Credit Capacity Letter (as defined herein);

WHEREAS, on the date hereof, TDCC has delivered the TDCC Representation Letter (as defined herein) and the JV Entity has delivered the JV Entity Representation Letter (as defined herein);

WHEREAS, for U.S. federal income tax purposes, (i) the Contribution and the Exchange, taken together, are intended to qualify as a reorganization within the meaning of Sections 355 and 368(a)(1)(D) of the Code; and (ii) the Transaction Agreement is intended to constitute, and is adopted in the Transaction Agreement as, a “plan of reorganization” within the meaning of Section 368 of the Code and Section 1.368-2(g) of the Regulations; and

WHEREAS, the parties hereto desire to provide for and agree upon the allocation between the parties of Liabilities for Taxes arising prior to, as a result of, and subsequent to the Transactions, and to provide for and agree upon other matters relating to Taxes.

NOW, THEREFORE, in consideration of the foregoing premises and the covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

For purposes of this Agreement (including the recitals hereof), the following terms have the following meaning, and capitalized terms used in this Agreement but not otherwise defined herein shall have the meanings assigned to them in the Transaction Agreement.

“Action” means any claim, action, suit, inquiry, proceeding, audit, examination, litigation, arbitration or investigation by or before any Governmental Authority or arbitral tribunal.

“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person; provided, that (A) prior to the Closing, none of the JV Entity or any of the JV Subsidiaries shall be deemed to be an Affiliate of TDCC, Corning or any of their respective Subsidiaries, (B) from and after the Closing Date, (i) the JV Entity and the JV Subsidiaries shall be deemed to be Affiliates of TDCC and (ii) Splitco shall be deemed to be an Affiliate of Corning and (C) no Hemlock Entity shall be an Affiliate of either TDCC or Corning.

“Agreement” means this Tax Matters Agreement among the parties hereto (including the Schedules and Exhibits hereto) and all amendments hereto made in accordance with the provisions of this Agreement.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the City of New York.

“Closing” has the meaning set forth in the Transaction Agreement.

“Closing Date” has the meaning set forth in the Transaction Agreement.

“Closing Date Corning Representation Letter” has the meaning set forth in the Transaction Agreement.

“Closing Date JV Entity Representation Letter” has the meaning set forth in the Transaction Agreement.

“Closing Date Representation Letters” has the meaning set forth in the Transaction Agreement.

“Closing Date Tax Opinions” has the meaning set forth in the Transaction Agreement.

“Closing Date TDCC Representation Letter” has the meaning set forth in the Transaction Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letter” means the executed commitment letter with the Lender, together with the related fee letter, attached as Exhibit D hereto (as amended modified, supplemental or extended from time to time after the date of this Agreement), pursuant to which the Lender has agreed, subject to the terms and conditions thereof, to provide the JV Entity debt financing in the amount set forth herein.

“Contribution” has the meaning set forth in the Transaction Agreement.

“Corning” has the meaning set forth in the Preamble, together with its successors, assigns or any ultimate parent.

“Corning Group” means Corning and each of its Affiliates.

“Corning Representation Letter” means the officer’s certificate in which representations, warranties and covenants are made on behalf of the Corning Group in connection with the issuance of the Tax Opinions, which certificate shall be attached hereto as Exhibit B.

“Corning Ruling” means a favorable private letter ruling from the IRS regarding each of the matters set forth in the Corning Ruling Request, and any Supplemental Ruling.

“Corning Ruling Request” means the private letter ruling request filed by Corning with the IRS on September 8, 2015 pertaining to certain U.S. federal income tax matters relating to the Transactions, including any exhibits thereto and any supplemental filings in connection therewith.

“Due Date” has the meaning set forth in Section 2.05(a).

“Exchange” has the meaning set forth in the Transaction Agreement.

“Exhibit A Steps” has the meaning set forth in the Transaction Agreement.

“Governmental Authority” means any federal, national, foreign, supranational, state, provincial, local or other government, governmental, regulatory or administrative authority, agency, commission or any court of competent jurisdiction.

“Hemlock Entity” means HSC, HS LLC, HSPL or any of their respective Subsidiaries; and “Hemlock Entities” means, collectively, HSC, HS LLC, HSPL and each of their respective Subsidiaries.

“Hemlock Business” means the Hemlock Business (as defined in the Ruling Requests).

“HS LLC” has the meaning set forth in the Transaction Agreement.

“HSC” has the meaning set forth in the Transaction Agreement.

“HSC Active Trade or Business” means the active conduct (as defined in Section 355(b)(2) of the Code and the Regulations thereunder) of the Hemlock Business as conducted prior to and as of the Closing Date by the Hemlock Entities and their Affiliates and successors.

“HSPL” has the meaning set forth in the Transaction Agreement.

“Indemnified Party” has the meaning set forth in Section 2.05(c).

“Indemnifying Party” has the meaning set forth in Section 2.05(c).

“Indemnity Payment” means a payment made pursuant to Section 2.05(a), as may be adjusted pursuant to Section 2.05(b), (c) or (d).
“Intended Tax Treatment” means the tax treatment described in Appendix C of each of the Representation Letters and Section I.C. of each of the JV Entity Ruling Request and the Corning Ruling Request.

“Interest Rate” means three percent (3%) per annum, compounded daily.

“IRS” means the Internal Revenue Service, including its agents, representatives, and attorneys.

“JV Business” means the Distributing Business (as defined in the Ruling Requests).

“JV Entity” has the meaning set forth in the Preamble.

“JV Entity Active Trade or Business” means the active conduct (as defined in Section 355(b)(2) of the Code and the regulations thereunder) by the JV Entity and its “separate affiliated group” (as defined in Section 355(b)(3)(B) of the Code) of the JV Business, in each case, as conducted immediately prior to and as of the Closing Date; provided, that, for the avoidance of doubt, the HSC Active Trade or Business shall not be considered part of the JV Entity Active Trade or Business.

“JV Entity Borrowing” has the meaning set forth in the Transaction Agreement.

“JV Entity Credit Capacity Letter” has the meaning set forth in the Transaction Agreement.

“JV Entity Group” means the JV Entity and its Affiliates.

“JV Entity Representation Letter” means the officer’s certificate in which representations, warranties and covenants are made on behalf of the JV Entity Group in connection with the issuance of the Tax Opinions, which shall be attached hereto as Exhibit C.

“JV Entity Ruling” means a favorable private letter ruling from the IRS regarding each of the matters set forth in the JV Entity Ruling Request, and any Supplemental Ruling.

“JV Entity Ruling Request” means the private letter ruling request filed by the JV Entity with the IRS on September 8, 2015 pertaining to certain U.S. federal income tax matters relating to the Transactions, including any exhibits thereto and any supplemental filings in connection therewith, and any supplemental filings in connection therewith.

“JV Subsidiary” has the meaning set forth in the Transaction Agreement.

“Law” means any federal, national, foreign, supranational, state, provincial, or local or other statute, law, ordinance, regulation, rule, code, order, legally binding requirement of a Governmental Authority, or rule of law (including common law).

“Lender” has the meaning set forth in the Transaction Agreement.

“Liabilities” has the meaning set forth in the Transaction Agreement.

“Losses” means any and all losses, costs, obligations, Liabilities, damages, awards, judgments, claims, interest, settlement payments, judgments, fines, penalties, assessments, Taxes (imposed pursuant to any settlement, final determination or judgment), deficiencies and out-of-pocket costs (including all accounting, legal and other professional fees).

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity or any department, agency or political subdivision thereof, without regard to whether any entity is treated as disregarded for U.S. federal income Tax purposes.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date, and, in the case of a Straddle Period, the portion of such Straddle Period beginning after the Closing Date.

“Pre-Closing JV Entity Taxes” has the meaning set forth in Section 2.02.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date, and, in the case of any Straddle Period, the portion of such Straddle Period ending on the Closing Date.

“Proposed Acquisition Transaction” means a transaction or series of transactions (or any agreement, understanding or arrangement, within the meaning of Section 355(e) of the Code and Section 1.355-7 of the Regulations, to enter into a transaction or series of transactions) as a result of which one or more Persons would (directly or indirectly) acquire, or have the right to acquire a number of shares of the acquired company that would result in the application of Section 355(e) of the Code as part of a plan (within the meaning of Section 355(e) of the Code and Section 1.355-7 of the Regulations) that includes the Exchange.

“Records” has the meaning set forth in Section 3.03(a).

“Regulations” means the Treasury regulations (including temporary regulations) promulgated under the Code.

“Representation Letters” means the TDCC Representation Letter, the Corning Representation Letter, the JV Entity Representation Letter, the Closing Date Corning Representation Letter, the Closing Date JV Entity Representation Letter, and the Closing Date TDCC Representation Letter.

“Ruling Requests” means the Corning Ruling Request, the JV Entity Ruling Request and any Supplemental Ruling Request.

“Shared Costs” has the meaning set forth in Section 2.02.

“Signing Date Representation Letters” means the Corning Representation Letter, the JV Entity Representation Letter and the TDCC Representation Letter.

“Splitco” has the meaning set forth in the Preamble.

“Straddle Period” means any Tax period that begins on or before and ends after the Closing Date.

“Subsidiary” of any Person means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, which is controlled by such Person; provided, that no Person shall be a Subsidiary of another Person if such Person is not also an Affiliate of such other Person.

“Supplemental Ruling” means any IRS private letter ruling issued in response to a Supplemental Ruling Request.

“Supplemental Ruling Request” means any request for an IRS private letter ruling that supplements or modifies the Corning Ruling Request or the JV Entity Ruling Request.

“Tax” or “Taxes” means all income, capital gain, gross receipts, windfall profits, severance, property, transfer, sales, documentary, stamp, production, license, excise, net worth, franchise, capital, employment, withholding, social security contributions and other taxes, duties and imposts, however denominated, together with any interest, additions or penalties in respect thereof, imposed by any Governmental Authority.

“Tax Authority” means, with respect to any Tax, the governmental entity or political subdivision, agency, commission or authority thereof that imposes such Tax, and the agency, commission or authority (if any) charged with the assessment, determination or collection of such Tax for such entity or subdivision.

“Tax Contest” has the meaning set forth in Section 4.01.

“Tax-Free Status” means the qualification of the Contribution and the Exchange, taken together, as a tax-free transaction described in Sections 355 and 368(a)(1)(D) of the Code.

“Tax Opinions” means the tax opinions issued to Corning on and as of the date hereof by each of KPMG LLP and Kirkland & Ellis LLP to the effect that under Section 355(a)(1) of the Code, no gain or loss should be recognized by, and no amount otherwise should be included in the income of, Corning as the result of the receipt of the stock of Splitco pursuant to the Exchange.

“Tax Returns” means any report of Tax due, any claim for refund of Tax paid, any information return with respect to Tax, any election made with respect to Tax, or any other similar report, statement, declaration, or document required to be filed under the Code or other Law with respect to Tax, including any attachments, exhibits, or other materials submitted with any of the foregoing, and including any amendments or supplements to any of the foregoing for any taxpayer or consolidated, combined, or unitary group of taxpayers.

“Tax Rulings” means the Corning Ruling and the JV Entity Ruling.

“TDCC” has the meaning set forth in the Preamble, together with its successors, assigns or any ultimate parent.

“TDCC Group” means TDCC and each of its Affiliates.

“TDCC Representation Letter” means the officer’s certificate in which certain representations, warranties and covenants are made on behalf of TDCC and its Affiliates in connection with the issuance of the Tax Opinions, which shall be attached hereto as Exhibit A.

“Transaction Agreement” has the meaning set forth in the Recitals.

“Transaction Document” has the meaning set forth in the Transaction Agreement.

“Transaction Tax Contest” has the meaning set forth in Section 4.02(a).

“Transactions” has the meaning set forth in the Transaction Agreement.

“Transfer Taxes” means all transfer, sales, use, excise, stock, stamp, stamp duty, stamp duty reserve, stamp duty land, documentary, filing, recording, registration, value-added and other similar Taxes imposed on or with respect to the Transactions (excluding, for the avoidance of doubt, any Taxes in the nature of Taxes on income, gains or profit or similar Taxes, however assessed).

Section 1.01       Interpretation and Rules of Construction.  In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)           when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement;

(b)           the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)           whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d)           the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e)           all terms defined in this Agreement have the defined meanings when used in any certificate or any other document delivered or made available pursuant hereto, unless otherwise defined therein;

(f)           references to “day” or “days” are to calendar days;

(g)           the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(h)           references to a Person are also to its successors and permitted assigns;

(i)    when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.  If the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day;

(j)           the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”;

(k)           the word “or” shall not be exclusive;

(l)           any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein and the rules and regulations promulgated thereunder; and

(m)           references to sums of money are expressed in lawful currency of the United States of America, and “$” refers to U.S. dollars.

ARTICLE II

RESPONSIBILITY FOR TAX

Section 2.01       Allocation of Responsibility.

(a)           JV Entity Responsibility for Tax.  The JV Entity shall be responsible for, and shall indemnify and hold harmless the members of the Corning Group from and against, any and all Losses incurred or suffered by any of them attributable to or resulting from, without duplication, any of the following: (i) any Shared Costs imposed on the Corning Group that are the responsibility of the JV Entity pursuant to Section 2.02; (ii) any breach of or inaccuracy in any representation or warranty made by TDCC (to the extent the particular item relates to TDCC or any of its Affiliates (other than the JV Entity and its Subsidiaries)) in this Agreement, the TDCC Representation Letter or the Closing Date TDCC Representation Letter (as applicable and including, for the avoidance of doubt, representation 14 in such TDCC Representation Letter or its analogue in the Closing Date TDCC Representation Letter); (iii) the breach of any covenant or agreement made by TDCC or any of its Affiliates in this Agreement (including any such action taken by the JV Entity or any of its Affiliates after the Exchange); or (iv) any Taxes of any member of the TDCC Group or the JV Entity Group for any Tax period that are imposed on a member of the Corning Group (other than any such Losses that are described in Section 2.01(b)(i), (ii) or (iii)).

(b)           Splitco Responsibility for Tax. Splitco shall be responsible for, and shall indemnify and hold harmless the members of the TDCC Group from and against, any and all Losses incurred or suffered by any of them attributable to or resulting from, without duplication, any of the following: (i) any Shared Costs imposed on the TDCC Group that are the responsibility of Splitco pursuant to Section 2.02; (ii) any breach of or inaccuracy in any representation or warranty made by Corning (to the extent the particular fact relates to Corning) in this Agreement, the Corning Representation Letter or the Closing Date Corning Representation Letter (as applicable); (iii) the breach of any covenant or agreement made by Corning or any of its Affiliates in this Agreement (including any such action taken by Splitco or any of its Affiliates after the Exchange); or (iv) any Taxes of any member of the Corning Group for any Tax period that are imposed on a member of the TDCC Group (other than any such Losses that are described in Section 2.01(a)(i), (ii) or (iii)).

Section 2.02        Shared Taxes and Costs.  The JV Entity and Splitco each shall be responsible for, without duplication, fifty percent (50%) of each of the following (collectively, the “Shared Costs”): (a) any Taxes of any member of the JV Entity Group for any Pre-Closing Tax Period (including, for the avoidance of doubt, any Taxes arising as a result of the Exhibit A Steps and any failure to obtain the Intended Tax Treatment) other than any such Taxes that (i) are described in Sections 2.01(a)(ii), 2.01(a)(iii), 2.01(b)(ii) or 2.01(b)(iii) or (ii) have been accrued or reserved for on the financial statements of the JV Entity prior to the Closing Date (the “Pre-Closing JV Entity Taxes”), and (b) any Transfer Taxes.

Section 2.03      Proration of Taxes for Straddle Periods.  In the case of Taxes imposed with respect to a Straddle Period, the portion of such Taxes allocable to the portion of such Straddle Period that is a Pre-Closing Tax Period shall be computed (i) in the case of Taxes imposed on a periodic basis (such as property taxes), on a daily pro rata basis and (ii) in the case of other Taxes, on a closing of the books basis as if the Tax period ended as of the close of business on the Closing Date; provided, that for purposes of allocating any such other Taxes that are attributable to ownership of an equity interest in an underlying partnership or other pass-through entity or a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any comparable provision of Tax Law), the Tax period of such underlying entity shall be deemed to end as of the close of business on the Closing Date.

Section 2.04      Tax Refunds.  If a member of the TDCC Group or the JV Entity Group receives a refund, credit or offset with respect to any Pre-Closing JV Entity Taxes (including any overpayments of estimated taxes), then the JV Entity shall pay to Splitco fifty percent (50%) of the entire amount of the refund (including interest received from the relevant Tax Authority, but net of any Taxes imposed with respect to such refund or interest) within fifteen (15) Business Days of receipt thereof.  In the event a member of the TDCC Group or the JV Entity Group would have received a refund described in the preceding sentence but for the fact it (or another member of the TDCC Group or the JV Entity Group) elected to apply a refund to which it (or another member of the TDCC Group or the JV Entity Group) would otherwise have been entitled against a Tax liability arising in a Post-Closing Tax Period, then the economic benefit of so applying the refund shall be treated as a refund, and shall be paid by the JV Entity to Splitco within fifteen (15) Business Days of the due date of the Tax Return to which such refund is applied to reduce the subsequent Tax liability.  In the event that a refund, credit or offset in respect of which Splitco has received a payment under this section is subsequently disallowed, in whole or in part, Splitco shall pay to the JV Entity an amount equal to fifty percent (50%) of the disallowed amount (together with any related interest).

Section 2.05      Indemnification Payments.

(a)           The JV Entity, on the one hand, or Splitco, on the other hand, are responsible for the indemnification of any Losses pursuant to Section 2.01, such party shall make an Indemnity Payment in respect of such Losses in immediately available funds no later than fifteen (15) Business Days after receiving notification of such indemnification obligation (“Due Date”).  TDCC shall guarantee the performance of the JV Entity, and Corning shall guarantee the performance of Splitco under this Agreement.

(b)           If any Indemnity Payment is not made by the applicable Due Date, then such Indemnity Payment shall be increased to bear interest at the Interest Rate for the period from and including the date immediately before the Due Date through and including the date of payment.

(c)           If the receipt or accrual of an Indemnity Payment causes, directly or indirectly, an increase in the taxable income of the recipient under one or more applicable Tax Laws, such Indemnity Payment amount shall be increased by an amount equal to fifty percent (50%) of the amount of the increase in the payment that would have been required in order for the recipient thereof to realize the amount it would have realized had the actual Indemnity Payment not resulted in taxable income. To the extent that Taxes for which any party hereto (the “Indemnifying Party”) is required to pay another party (the “Indemnified Party”) pursuant to this Agreement may be deducted or credited in determining the amount of any other Taxes required to be paid by the Indemnified Party (for example, state Taxes which are permitted to be deducted in determining federal Taxes), the amount of any payment made to the Indemnified Party by the Indemnifying Party shall be decreased by taking into account any resulting reduction in other Taxes of the Indemnified Party. If such a reduction in Taxes of the Indemnified Party occurs following the payment made to the Indemnified Party with respect to the relevant indemnified Taxes, the Indemnified Party shall promptly repay the Indemnifying Party the amount of such reduction when actually realized. If the Tax benefit arising from the foregoing reduction of Taxes described in this Section 2.05(c) is subsequently decreased or eliminated, then the Indemnifying Party shall promptly pay the Indemnified Party the amount of the decrease in such Tax benefit.

(d)           For all Tax purposes and to the extent permitted by applicable Tax law, the parties hereto shall treat each Indemnity Payment and all other payments under this Article II as a cash capital contribution or a cash distribution, as the case may be, made between the JV Entity and Splitco immediately prior to the Exchange.

ARTICLE III

TAX RETURNS, REPORTING AND COOPERATION

Section 3.01       Tax Returns of the JV Entity.

(a)           The JV Entity shall (and TDCC shall cause the JV Entity to) prepare all Tax Returns for any Pre-Closing Tax Period required to be filed by any member of the JV Entity Group

(or any Hemlock Entity) after the Closing Date in accordance with past practice and applicable Law; provided that such Tax Returns may be prepared other than in a manner consistent with past practice if Corning has provided its prior written consent (not to be unreasonably withheld, conditioned or delayed).  In the event that past practice is not applicable to a particular item or matter, the JV Entity shall determine the reporting of such item or matter in good faith; provided that TDCC shall consult with Corning prior to taking such a position with respect to any material item and incorporate Corning’s reasonable comments with respect thereto.  No later than thirty (30) Business Days prior to the date on which any such Tax Return is required to be filed (taking into account any valid extensions), the JV Entity shall submit (and TDCC shall cause the JV Entity to submit) to Corning a draft of such Tax Return for Corning’s review and comment.  The JV Entity shall consider in good faith any and all changes to such Tax Return requested by Corning; provided, however, that Corning must submit to the JV Entity its proposed changes to such Tax Return within ten (10) Business Days of receiving such Tax Return.  The parties shall attempt in good faith to resolve any issues arising out of the review of any such Tax Return prepared pursuant to this Section 3.01; provided, however, that nothing herein shall preclude the JV Entity from timely filing any Tax Returns (taking into account any valid extensions).

(b)           Unless required by Law, the JV Entity shall not (and TDCC shall cause the JV Entity not to) amend any Tax Return of any member of the JV Entity Group for any Pre- Closing Tax Period, or amend or make changes to any Tax election or accounting method with respect to the JV Entity Group for a Pre-Closing Tax Period, in each case, without the prior written consent of Corning (which consent shall not be unreasonably withheld or delayed).

(c)           The JV Entity and each of its Subsidiaries shall elect under applicable Law to waive any applicable carrybacks of Losses or other attributes from a Post-Closing Tax Period to a Pre-Closing Tax Period, unless Corning otherwise consents (such consent not to be unreasonably withheld); the benefit of such carryback shall be for the account of the JV Entity and TDCC.

Section 3.02       Reporting.  Each of TDCC, Corning, Splitco and the JV Entity shall (i) timely file any appropriate information and statements (including as required by Section 6045B of the Code and Section 1.355-5 and, to the extent applicable, Section 1.368-3 of the Regulations) to report the Transactions as qualifying for Intended Tax Treatment, (ii) prepare all Tax Returns in a manner that is consistent with the Ruling Requests, the Tax Rulings (if any), and the Intended Tax Treatment and (iii) not take any position before any Tax Authority or in any judicial or administrative proceeding that is inconsistent with the Ruling Requests, the Tax Rulings (if any) or the Intended Tax Treatment unless required by a decision, judgment decree or other order by a court of competent jurisdiction which has become final and non-appealable or a change in applicable law that in the opinion of a nationally recognized law firm will require a different treatment.

Section 3.03       Assistance and Cooperation.  Subject to the limitations in subsection (b) below, Corning, Splitco, TDCC and the JV Entity shall reasonably cooperate (and shall cause their respective Subsidiaries and Affiliates to cooperate) with each other and with each other’s agents, including accounting firms and legal counsel, in connection with the Tax matters covered by this Agreement.  Without limiting the generality of the foregoing, such cooperation shall include:

(a)           retaining until the expiration of the relevant statute of limitations (including extensions) records, documents, accounting data, computer data and other information (“Records”) necessary for the preparation, filing, review, audit or defense of all Tax Returns relevant to an obligation, right or liability of any member of the Corning Group or the TDCC Group, including all information reasonably necessary to support of the Intended Tax Treatment;

(b)           providing reasonable access to Records and to its personnel (including officers, directors, employees and agents of the parties or their respective Subsidiaries or Affiliates) and premises during normal business hours to the extent relevant to an obligation, right or liability of the requesting party or otherwise reasonably required by the requesting party to complete Tax Returns, prepare financial statements, conduct any Tax or accounting audit or other proceeding or to compute the amount of any payment contemplated by this Agreement (notwithstanding the foregoing the parties may reasonably restrict access to confidential information, including through clear team arrangements); and

(c)           providing reasonable notification prior to disposing of any relevant Records and affording the opportunity to take possession or make copies of such Records.

Section 3.04       Tax Attributes.  TDCC shall determine, acting reasonably and in good faith, the allocation of tax attributes arising in a Pre-Closing Tax Period to the JV Entity Group and Splitco in accordance with the Code and the Regulations, including (i) in the case of tax attribute other than earnings and profits, Sections 1.1502-9(c), 1.1502- 21, 1.1502-21T, 1.1502-22, 1.1502-79 and, if applicable, 1.1502-79A of the Regulations (and any applicable state, local and foreign Laws), and (ii) in the case of earnings and profits, in accordance with Section 312(h) of the Code and Regulations Section 1.312-10(a) of the Regulations.  TDCC shall consult in good faith with Splitco and Corning regarding the allocation of any such tax attributes.

ARTICLE IV

TAX CONTESTS

Section 4.01       JV Entity Tax Contests.  The JV Entity shall have the right to control the conduct and settlement of any Action, audit, review, examination, or any other administrative or judicial proceeding with the purpose or effect of determining or redetermining any Tax (including any administrative or judicial review of any claim for refund) relating to any JV Entity Pre-Closing Taxes (a “Tax Contest”), other than a Transaction Tax Contest (as defined below); provided, that the JV Entity shall (and TDCC shall cause the JV Entity to) (A) promptly notify Corning of such Tax Contest in writing, (B) diligently prosecute such Tax Contest in good faith, (C) promptly forward or make available to Corning copies of notices and communications relating to the relevant portions of such Tax Contest and otherwise keep Corning reasonably informed of the status of developments with respect to such Tax Contest, allow Corning to review in draft and comment on any written submissions to any Tax Authority prior to making such submission, and allow Corning to participate in such Tax Contest, including in any related meeting or telephonic conference with any Tax Authority and (D) not settle or concede any such Tax Contest without the prior written consent of the Corning (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 4.02       Transaction Tax Contests.

(a)           Following the Closing, TDCC and Corning shall (and TDCC shall cause the JV Entity to and Corning shall cause Splitco to), within ten (10) Business Days of becoming aware of any Tax Contest relating to Tax-Free Status (a “Transaction Tax Contest”), notify Corning or TDCC, as applicable, of such Transaction Tax Contest in writing and thereafter promptly forward or make available copies of notices and communications relating to the relevant portions of such Transaction Tax Contest; provided, that failure to timely provide notice shall not affect any indemnification obligations under this Agreement, except to the extent that the recipient of such notice shall have been actually prejudiced by such failure.

(b)           Subject to the terms of this Section 4.02(b) and Section 4.02(c), Corning shall have the right to control the conduct and settlement of any Transaction Tax Contest.  Corning shall (A) diligently prosecute such Transaction Tax Contest in good faith, (B) promptly forward or make available to TDCC copies of notices and communications relating to the relevant portions of such Transaction Tax Contest and otherwise keep TDCC reasonably informed of the status of developments with respect to such Transaction Tax Contest, allow TDCC to review in draft and comment on any written submissions to any Tax Authority prior to making such submission, and allow TDCC to participate in such Transaction Tax Contest, including in any related meeting or telephonic conference with any Tax Authority and (C) not settle or concede any such Transaction Tax Contest without the prior written consent of TDCC (which consent shall not be unreasonably withheld, conditioned or delayed).  Notwithstanding the forgoing, TDCC and Corning shall jointly control any Transaction Tax Contest from and after the point in such proceedings when Corning has a reasonable basis to believe that TDCC may have an indemnification obligation under Section 2.01(a) in the event of an adverse resolution of such Transaction Tax Contest.  If the parties hereto are not able jointly to achieve a favorable resolution of such Transaction Tax Contest with the relevant Tax Authority, the parties hereto shall (unless Corning waives its right to indemnification hereunder) jointly control any resulting Action under a joint defense agreement using nationally recognized tax counsel reasonably acceptable to both parties hereto.  Without limiting the generality of the forgoing, in the case where the parties are jointly controlling a Transaction Tax Context, the parties to a Transaction Tax Contest receive an executable offer to settle such liability from an authorized representative of the relevant Tax Authority, the parties shall negotiate in good faith to achieve a common approach as to whether to accept such settlement offer.  If the parties cannot agree whether to accept such settlement offer, the party in favor of continuing to contest the Transaction Tax Contest may continue to do so, provided that the other party’s Liability with respect to such Transaction Tax Contest shall be capped at the amount of such settlement offer.

(c)           Notwithstanding Section 4.02(b), TDCC shall be entitled to control the conduct and settlement of any Transaction Tax Contest if TDCC notifies Corning that TDCC agrees to pay (and indemnify Corning against) any Losses resulting from such Transaction Tax Contest; provided, that TDCC (A) shall diligently prosecute such Transaction Tax Contest in good faith, (B) shall promptly forward or make available to Corning copies of notices and communications relating to the relevant portions of such Transaction Tax Contest and otherwise keep Corning reasonably informed of the status of developments with respect to such Transaction Tax Contest, allow Corning to review in draft and comment on any written submissions to any Tax Authority prior to making such submission, and allow Corning to participate in any related meeting or telephonic conference with any Tax Authority and (C) shall not settle or concede any such Transaction Tax Contest without the prior written consent of Corning (which consent shall not be unreasonably withheld, delayed or conditioned).

(d)           Each of TDCC, the JV Entity, Corning and Splitco shall provide to the other person controlling the defense of any Transaction Tax Contest any and all such information and documents reasonably requested by such Person in connection therewith (including any powers of attorney).

ARTICLE V

TAX-FREE STATUS

Section 5.01       Representations.  Each of TDCC, Corning, Splitco and the JV Entity represents and warrants that (i) it has examined (or upon receipt will examine) the Ruling Requests and the Representation Letters, and the facts presented and representations made therein, to the extent descriptive of or otherwise relating to it, are correct and complete in all material respects, and (ii) it has no plan or intention of taking any action or failing or omitting to take any action, or knows of any circumstance, that in each case could reasonably be expected to (a) cause any representation or factual statement made in (x) this Agreement or (y) other Transaction Document, the Ruling Requests or the Representation Letters, in the case of this clause (y) that such party has reviewed in draft or final form as of the date of this Agreement or at the Closing Date, as the case may be, to be untrue or inaccurate in a manner that would have an adverse effect on the Intended Tax Treatment or (b) preclude or otherwise have an adverse effect on the Intended Tax Treatment.

Section 5.02       Cooperation for Tax Opinions.

(a)           Corning, the JV Entity, Splitco and TDCC shall cooperate and use their respective reasonable best efforts in order for Corning to obtain the Closing Date Tax Opinions; provided, however, that, except as set forth in this Section 5.02(a), each party hereto shall only be required to reasonably consider any requests from any other party hereto for additional information or documentation and shall have no obligation hereunder to provide such information or documentation.  As a condition precedent to the rendering of the Closing Date Tax Opinions, (i) each of Corning, TDCC and JV Entity, shall, as of the Closing Date, execute and deliver to each of KPMG LLP and Kirkland & Ellis LLP its respective Closing Date Representation Letter; and (ii) Corning shall have received the Closing Date JV Entity Credit Capacity Letter.

(b)           As of the date hereof, neither TDCC nor the JV Entity knows of any reason (i) why it would not be able to deliver its Closing Date Representation Letter; or (ii) why Corning would not be able to obtain the Closing Date Tax Opinions.

(c)           As of the date hereof, Corning does not know of any reason (i) why it would not be able to deliver its Closing Date Representation Letter; or (ii) why Corning would not be able to obtain the Closing Date Tax Opinions, and, accordingly, Corning expects to be able to obtain the Closing Date Tax Opinions.

(d)           TDCC and the JV Entity shall provide any supplemental information to the appendices of the Signing Date Representation Letters, reasonably requested for purposes of preparing the Closing Date Representation Letters.

Section 5.03       Covenants.

(a)           Tax-Free Status.  Each of TDCC, Corning, Splitco and the JV Entity shall not (and shall not permit any of its Affiliates or grant or permit any of its Affiliates to grant implicit or explicit permission to any other Person to) take or fail or omit to take any action where such action or failure could reasonably be expected to (i) be inconsistent with or cause to be untrue or inaccurate any material, information, covenant, or representation in this Agreement, the other Transaction Documents, the Ruling Requests and the Representation Letters in a manner that would have an adverse effect on the Intended Tax Treatment, (ii) have an adverse effect on the Intended Tax Treatment, or (iii) prevent any transaction contemplated by the Transaction Agreement which is intended by the parties to be tax-free (including, but not limited to, those transactions with respect to which the IRS has provided a ruling in the Tax Rulings) from so qualifying.

(b)           JV Entity Active Trade or Business.  Without limiting the generality of Section 5.03(a), TDCC has no plan or intent to liquidate the JV Entity or otherwise cause the JV Entity to cease to be engaged in all substantial activities necessary to derive income or profit from the Distributing Business (including substantial management and operational functions related thereto); provided, however, that certain functional services, such as human resources, logistics, transportation, legal, treasury and purchasing may be provided by related parties pursuant to service agreements entered into under standard inter-company terms adopted by the TDCC Group generally and, in no event, shall TDCC liquidate or cause the JV Entity to cease to be so actively engaged prior to the second anniversary of the Closing Date.

(c)           Additional TDCC Covenants.  Without limiting the generality of Section 5.03(a), TDCC has no plan or intent to, in a single transaction or series of transactions:

(i)           transfer any property (including cash or cash equivalents) to the JV Entity for a purpose of funding, directly or indirectly, any portion of the cash amount transferred by the JV Entity to SplitCo prior to the Exchange;

(ii)           permit the JV Entity to (A) prepay any portion of the JV Entity Borrowing with any asset other than free cash flow generated by the JV Group or (B) repay any portion of the JV Entity Borrowing with an amount other than (i) free cash flow generated by the JV Group or (ii) cash raised through a debt refinancing by the JV Entity based on its standalone credit capacity undertaken on arm’s-length terms;

(iii)           enter into any Proposed Acquisition Transaction, or permit any Proposed Acquisition Transaction to occur, with respect to the JV Entity; or

(iv)           liquidate or partially liquidate (actually or constructively) the JV Entity or merge or consolidate the JV Entity with any other Person (other than an Affiliate of TDCC);

and from the Closing Date until the first day after the second-year anniversary of the Closing Date, TDCC shall not (and shall not cause or permit any of its Affiliates to do any of the foregoing without the written consent of Corning (which shall not be unreasonably withheld, conditioned or delayed).

(d)           Additional Corning Covenants.  Without limiting the generality of Section 5.03(a), from the Closing Date until the first day after the second-year anniversary of the Closing Date, Corning shall not (and shall not cause or permit any of its Affiliates to) without the written consent of TDCC (which shall not be unreasonably withheld, conditioned or delayed), in a single transaction or series of transactions:

(i)           enter into any Proposed Acquisition Transaction, or permit any Proposed Acquisition Transaction to occur, with respect to Splitco; or

(ii)           liquidate or partially liquidate (actually or constructively) Splitco or merge or consolidate Splitco with any other Person.

Section 5.04        Cooperation for Rulings.

(a)           The JV Entity and Corning have submitted to the IRS the Ruling Requests.  Each of TDCC, Corning and the JV Entity agree to use its reasonable best efforts to obtain the Tax Rulings, including providing such appropriate information as the IRS shall require in connection with such request or any supplement. In connection with such request for the Tax Rulings, Corning shall (i) keep TDCC informed of all material actions taken or proposed to be taken by Corning or the IRS; (ii) reasonably in advance of the submission of any supplemental submissions with respect thereto, provide TDCC with a draft thereof, and consider in good faith TDCC’s comments on such draft; (iii) provide TDCC with copies of all written items sent by Corning to the IRS and received by Corning from the IRS with respect to the request (including items sent or received before the date of this Agreement); and (iv) promptly provide TDCC with detailed information concerning any material telephonic, email, in person communications or other contacts with the IRS concerning the request.

(b)           Each of Corning and the JV Entity shall have the right to seek one or more Supplemental Rulings.  If Corning or the JV Entity decides to seek a Supplemental Ruling, each other party hereto shall (and shall cause each of its Affiliates to) reasonably cooperate with Corning or the JV Entity, as applicable, and take any and all actions reasonably requested by Corning or the JV Entity in connection with obtaining the Supplemental Ruling (including, without limitation, by making appropriate representations, warranties, and covenant or providing any materials or information requested by any Tax Authority in connection therewith).

ARTICLE VI

GENERAL PROVISIONS

Section 6.01       Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, or by facsimile (with a confirmatory copy sent by an internationally recognized overnight courier service) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6.01):

(a)	if to TDCC:

The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674
Facsimile:  (989) 638-9397
Attention:  Executive Vice President and General Counsel

with a copy to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022-6069
Facsimile:  (212) 848-7179
Attention:	George A. Casey, Esq. Douglas R. McFadyen, Esq.

(b)	if to Corning (or, after the Closing, Splitco): Corning Incorporated
One Riverfront Plaza
Corning, New York 14830
Attention: Corporate Secretary

with a copy to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY  10022
Facsimile:  (212) 446-6460
Attention:	Sarkis Jebejian, Esq. Dean S. Shulman, Esq.

(c)	if to the JV Entity (or, prior to the Closing, Splitco):

Dow Corning Corporation
2200 W. Salzburg Road
Midland, MI 48686
Facsimile: (989) 496-8307
Attention: General Counsel

with a copy to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022-6069
Facsimile:  (212) 848-7179
Attention:	George A. Casey, Esq. Douglas R. McFadyen, Esq.

and

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Facsimile: (212) 446-6460
Attention:	Sarkis Jebejian, Esq. Dean S. Shulman, Esq.

Section 6.02      Severability.  If any term or other provision of this Agreement is declared invalid, illegal or incapable of being enforced by any Governmental Authority, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party hereto.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

Section 6.03      Assignment.  This Agreement and the rights and obligations hereunder may not be assigned by operation of Law or otherwise without the express written consent of the parties hereto (which consent may be granted or withheld in the sole discretion of each party hereto), as the case may be, except as provided in Article I, and any attempted assignment that is not in accordance with this Section 6.03 shall be null and void.

Section 6.04      Amendment.  This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the parties hereto that expressly references the Section of this Agreement to be amended; or (b) by a waiver in accordance with Section 6.05.

Section 6.05     Waiver.  Any party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other parties; (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered by the other parties pursuant to this Agreement; or (c) waive compliance with any of the agreements of the other parties or conditions to such obligations contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the parties to be bound thereby.  Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any other right hereunder.  Any waiver of any term or condition hereof shall not be construed as a waiver of any subsequent breach or as a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement.

Section 6.06      No Third-Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of, and be enforceable by, only the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to, or shall confer upon, any other Person any right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement, except as provided for under any Transaction Document.

Section 6.07     Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without reference to the choice-of-law principles to the extent that such principles would result in the application of the Laws of a different jurisdiction.  All Actions that, directly or indirectly, arise out of, or relate to, this Agreement shall be heard and determined exclusively in the Court of Chancery of the State of Delaware or, solely if such courts decline jurisdiction, in any federal court sitting in the State of Delaware.  Consistent with the preceding sentence, each of the parties hereto hereby (a) submits to the exclusive jurisdiction of any federal or state court sitting in the State of Delaware for the purpose of any Action brought by any party hereto that, directly or indirectly, arises out of or relates to this Agreement; (b) agrees that service of process in such Action will be validly effected by sending notice in accordance with Section 6.01; (c) irrevocably waives and releases, and agrees not to assert by way of motion, defense, or otherwise, in or with respect to any such Action, any claim that (i) such Action is not subject to the subject matter jurisdiction of at least one of the above-named courts; (ii) its property is exempt or immune from attachment or execution in the State of Delaware; (iii) such Action is brought in an inconvenient forum; (iv) that the venue of such Action is improper; or (v) this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts; and (d) agrees not to move to transfer any such Action to a court other than any of the above-named courts.

Section 6.08     Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR LIABILITY, DIRECTLY OR INDIRECTLY, ARISING OUT OF, RELATING TO, OR IN CONNECTION WITH, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER

PARTIES WOULD NOT, IN THE EVENT OF ANY SUCH ACTION OR LIABILITY, SEEK TO ENFORCE THE FOREGOING WAIVER; AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.08.

Section 6.09     Counterparts.  This Agreement may be executed and delivered (including by facsimile or other means of electronic transmission, such as by electronic mail in “pdf” form) in three (3) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by its respective officers thereunto duly authorized.

THE DOW CHEMICAL COMPANY

By:
Name:
Title:

CORNING INCORPORATED

By:
Name:
Title:

HS UPSTATE INC.

By:
Name:
Title:

DOW CORNING CORPORATION

By:
Name:
Title:

EXHIBIT A

TDCC Representation Letter

EXHIBIT B

Corning Representation Letter

EXHIBIT C

JV Entity Representation Letter

EXHIBIT D

Commitment Letter